September 21, 2004

Mr. Mariner Kemper

Chairman and Chief Executive Officer

UMB Financial Corporation

P.O. Box 419226

Kansas City, Missouri 64141-6226

Dear Mariner,

It is with regret that I submit my resignation from the Board of Directors of UMB Financial Corporation, effective immediately.

As you are aware, Interstate Bakeries has had a difficult operating environment for almost two years. The Board of Directors today made the decision to replace me with Tony Alvarez. Tony is one of the two principals of Alvarez and Marsal, a firm that specializes in turning around troubled companies. He has reviewed our situation and plans, and will initially focus on accelerating our Program SOAR initiatives.

I am sorry that we didn't get to know each other better, as I know Crosby III from St. Louis and Sandy from Perfect Commerce. I was very impressed at your grasp of the situation during the last board meeting, and wish you and Peter deSilva well as you face the challenges of the financial services arena together.

Very truly yours,

Jim Elsesser